

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 28, 2008

Mr. Stephen W. Carnes
Chief Executive Officer
Renovo Holdings
1375 Semoran Blvd.
Casselberry, FL 32707

   RE: **Renovo Holdings**
      Form 10-KSB for the Fiscal Year Ended December 31, 2007
      Filed March 28, 2008
      Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
      Filed September 19, 2008
      File No. 0-49634

Dear Mr. Carnes:

   We have completed our review of your Form 10-KSB, Form 10-KSB/A and related filings and have no further comments at this time.

          Sincerely,

          Jennifer Thompson
          Accounting Branch Chief